UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-39327

SEADRILL LIMITED

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Provides Further Shareholder Information on its Voluntary Delisting from the Oslo Stock Exchange

HAMILTON, Bermuda, July 12, 2024—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) today provided additional shareholder resources regarding the upcoming delisting of the Company’s shares from the Oslo Stock Exchange (OSE). As previously announced, Seadrill shares will be delisted from the OSE on September 10, 2024, and the last day of trading will be September 9, 2024. The Company will maintain a single listing on the New York Stock Exchange (NYSE), consistent with efforts to simplify its business.

Investors holding shares in Seadrill that are traded at the OSE, held through the Norwegian Central Security Depository (CSD), have the option to migrate their shares to the NYSE, by registering such shares in the Depository Trust Company (DTC). Seadrill encourages shareholders who are interested in converting their shares from the OSE to the NYSE to contact their bank or broker. Shareholders are under no obligation to carry out such a conversion but are required to do so to continue trading Seadrill shares in open market transactions following delisting from the OSE.

The Company has made a shareholder FAQ available on the Investor Relations section of the Company’s website, www.seadrill.com.

About Seadrill

Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.

Contact

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: July 12, 2024	By:	/s/ Grant Creed Name: Grant Creed
Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.